Exhibit A

Ceragon Launches the Market’s First Radio-Aware
Disaggregated Cell Site Gateway – IP-50FX

The TIP-compliant solution provides mobile service providers and private networks a fast, cost-effective way to deploy and upgrade 4G and 5G cell sites

Little Falls, New Jersey, February 7, 2022 – Ceragon Networks Ltd. (NASDAQ: CRNT), the global innovator and leading solutions provider of 5G wireless transport, announced today that its IP-50FX Disaggregated Cell Site Gateway (DCSG) solution is now generally available for sale and deployment. The IP-50FX uses best-of-breed software and hardware to integrate two essential cell site elements into a single scalable product: a cell site router and a radio indoor unit.

The IP-50FX has been awarded with the Requirements Compliant ribbon by the Telecom Infra Project (TIP) and is listed on TIP Exchange. TIP is a global community of communication service providers and solution companies working together to accelerate the deployment of open, disaggregated, and standards-based solutions for high-quality connectivity.

Diego Marí Moretón, Meta Connectivity Technologies & Ecosystems Manager and Lead of the TIP Open Optical Packet Transport project group commented: “TIP has assessed and fostered a DCSG ecosystem, working with a shortlist of selected software and hardware vendors. Ceragon’s IP-50FX solution met all rigorous requirements defined by the DCSG subgroup, and I am excited to report it has been awarded TIP’s Requirements Compliant Ribbon for SW and HW.  I look forward to continuing our collaboration with Ceragon on open networking innovation projects.”

The IP-50FX integrates Ceragon’s DCSG hardware platform with an advanced network operating system (NOS) software by IP Infusion and Ceragon’s own Radio-Aware Open Networking (RAON) software. With RAON the cell site gateway acts as a virtual IDU, with a single IP address offering centralized management capabilities for all connected outdoor radios for easier configuration and monitoring of the entire cluster.

Doron Arazi, Ceragon Networks CEO commented: “I am really excited that Ceragon is entering into a new domain of Disaggregated Cell Site Gateways, which holds growth potential for the company. The release of this unique DCSG solution is sure to impact the market by providing a better solution for cell sites at a much lower cost. It eliminates vendor lock-in to support true open networking and brings together the best of two worlds in 5G mobile networking – Routing and Wireless Transport. The business impact for mobile operators and private networks is significant, as it gives them the flexibility to respond quickly to rising capacity demands and makes it significantly easier for them to upgrade and add new services.”

The disaggregation of hardware and software has numerous advantages compared to integrated monolithic solutions. Key among them is that it ensures service providers get the most advanced capabilities and features that fit their dynamic needs in different cell site capacities and link configurations.

About Ceragon Networks

Ceragon Networks Ltd. (NASDAQ: CRNT) is the global innovator and leading solutions provider of 5G wireless transport. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul and fronthaul solutions. Our customers include service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 5G & 4G broadband wireless connectivity, mission-critical multimedia services, stabilized communications, and other applications at high reliability and speed.

Ceragon’s unique multicore technology and disaggregated approach to wireless transport provides highly reliable, fast to deploy, high-capacity wireless transport for 5G and 4G networks with minimal use of spectrum, power, real estate, and labor resources. It enables increased productivity, as well as simple and quick network modernization, positioning Ceragon as a leading solutions provider for the 5G era. We deliver a complete portfolio of turnkey end-to-end AI-based managed and professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 400 service providers, as well as more than 800 private network owners, in more than 150 countries. For more information please visit: www.ceragon.com

Safe Harbor

Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements that constitute “forward-looking statements” within the meaning of the Securities Act of 1933, as amended and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon’s management about Ceragon’s business, financial condition, results of operations, micro and macro market trends and other issues addressed or reflected therein. Examples of forward-looking statements include: projections of demand, revenues, net income, gross margin, capital expenditures and liquidity, competitive pressures, order timing, growth prospects, product development, financial resources, cost savings and other financial and market matters. You may identify these and other forward-looking statements by the use of words such as “may”, “plans”, “anticipates”, “believes”, “estimates”, “targets”, “expects”, “intends”, “potential” or the negative of such terms, or other comparable terminology.

Although we believe that the projections reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations therefrom will not be material. Such statements involve risks and uncertainties that may cause future results to differ materially from those anticipated. These risks and uncertainties include, but are not limited to, the effects of general economic conditions, the effect of the COVID-19 crisis on the global markets and on the markets in which we operate, including the risk of a continued disruption to our and our customers’, providers’, business partners and contractors’ business and operations as a result of the COVID-19 pandemic effects and the restrictions on operations created thereby, and of an adverse effect on our and our customers’ financial performance, cash flow, revenue and financial results, available cash and financing, and our ability to bill and collect amounts due from our customers as a result therefrom; the risk of components shortage due to the global shortage in semiconductors and chipsets, which could cause delays in deliveries of our products and delays in the deployment of wireless communication networks by our customers, slowdowns and other adverse effects on our industry; the risks relating to increased breaches of network or information technology security along with increase in cyber-attack activities in connection with COVID-19 remote operation mode, growing cyber-crime threats, trade competition and geo-political tension among the global superpowers and organizations, and changes in privacy and data protection laws, that could have an adverse effect on our business, on our supply chain or on our customers, including, among others, on the products, networks and communication traffic  vulnerability;  the risks relating to the concentration of a significant portion of Ceragon’s expected business in certain countries and particularly in India, where a small number of customers are expected to represent a significant portion of our revenues; risks associated with any failure to meet our product development timetable; the risk that the rollout of 5G services could take longer or be performed differently than anticipated and such other risks, uncertainties and other factors that could affect our results, as further detailed in Ceragon’s most recent Annual Report on Form 20-F and in Ceragon’s other filings with the Securities and Exchange Commission.

Such forward-looking statements, including the risks, uncertainties and other factors that could affect our results, represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. Such forward-looking statements do not purport to be predictions of future events or results and there can be no assurance that it will prove to be accurate. Ceragon may elect to update these forward-looking statements at some point in the future but the company specifically disclaims any obligation to do so except as may be required by law.

Ceragon’s public filings are available on the Securities and Exchange Commission’s website at www.sec.gov and may also be obtained from Ceragon’s website at www.ceragon.com.

Ceragon Investor & Media Contact:
Maya Lustig
Ceragon Networks
Tel. +972-54-677-8100
mayal@ceragon.com